[Morgan Stanley Letterhead]

January 23, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Chipotle Mexican Grill, Inc.
  Registration Statement on Form S-1 (File No. 333-129221)

Ladies and Gentlemen:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Morgan Stanley & Co. Incorporated, as representative of the several Underwriters, hereby joins in the request of Chipotle Mexican Grill, Inc. (the "Company") for acceleration of the effective date of the above-referenced Registration Statement to 9:00 a.m., Eastern Standard Time, on January 25, 2006, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated January 12, 2006, through the date hereof:

        Preliminary Prospectus dated January 12, 2006:

        36,400 copies to prospective underwriters, institutional investors, dealers and others

        The undersigned, as representative of the several Underwriters, has and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED As Representative of the several Underwriters
By:	/s/ TREVOR R. BURGESS Name: Trevor R. Burgess Title: Executive Director